VIPER NETWORKS, INC.	April 20, 2023

200 E Big Beaver Rd.

Troy, MI 48083

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Re:	Viper Networks, Inc.
Form 1-A: Request for Qualification
File No. 024-11948

Dear Sir/Madam:

Viper Networks, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EDT on Friday, April 21, 2023, or as soon as practicable thereafter. For your information, the state of Wyoming is prepared to qualify the offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,
/s/ Farid Shouekani Farid Shouekani CEO